SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Delek US Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

24665A103
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue – Penthouse Suite
Sunny Isles Beach, FL 33160
(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
CVR Energy, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
IEP Energy LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
IEP Energy Holding LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
Icahn Building LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24665A103

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24665A103

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,911,880 (includes Shares underlying a forward contract. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,911,880 (includes Shares underlying a forward contract. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.86%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $.01 per share (the “Shares”), issued by Delek US Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 7102 Commerce Way, Brentwood, Tennessee 37027.

Item 2. Identity and Background

The persons filing this statement are CVR Energy, Inc. (“CVI”), IEP Energy LLC (“IEP Energy”), IEP Energy Holding LLC (“Energy Holding”), American Entertainment Properties Corp. (“AEP”), Icahn Building LLC (“Building”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of CVI is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The principal business address of each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn is 16690 Collins Avenue, Sunny Isles Beach, FL 33160.

IEP Energy holds approximately 71% of the outstanding common stock of CVI. Icahn Enterprises Holdings is the sole member of Building, which is the sole stockholder of AEP, which is the sole member of Energy Holding, which is the sole member of IEP Energy. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.0% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

CVI is a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries through its holdings in two limited partnerships, CVR Refining, LP and CVR Partners, LP. IEP Energy is primarily engaged in the business of holding common shares of CVI. Each of Building, AEP and Energy Holding is primarily engaged in holding interests in Icahn Enterprises Holdings’ subsidiaries. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries. In addition, various employees of Mr. Icahn serve as directors of CVI.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 10,911,880 Shares (includes Shares underlying a forward contract). Of such Shares, 10,539,880 Shares were purchased by CVI for an aggregate purchase price of approximately $138.7 million. The remaining 372,000 Shares may be deemed beneficially owned by the Reporting Persons as a result of CVI having entered into a forward contract with respect to such number of Shares at a forward price of $9.00 per share, for an aggregate forward price of approximately $3.3 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, CVI paid the counterparty to the forward contract an aggregate amount of approximately $885 thousand million upon entering into the contract.

The source of funding for the Shares held by CVI was the general working capital of CVI.

Item 4. Purpose of Transaction

The Reporting Persons believe that the Shares are undervalued and also that the Issuer could present an excellent synergistic acquisition opportunity for CVI’s petroleum segment. To that end, representatives of the Reporting Persons intend to seek to have discussions with the Issuer regarding potential transactions involving the Issuer and CVI.

The Reporting Persons are considering all of their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), the Reporting Persons reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, "Securities") in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,911,880 Shares (including Shares underlying a forward contract), representing approximately 14.86% of the Issuer's outstanding Shares (based upon the 73,414,200 Shares stated to be outstanding as of February 21, 2020 by the Issuer in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 28, 2020.

(b) CVI has sole voting power and sole dispositive power with regard to 10,539,880 Shares (excluding Shares underlying a forward contract). Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to CVI (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which CVI directly beneficially owns. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
CVR Energy, Inc.	02/05/2020	41,294	27.96
CVR Energy, Inc.	02/06/2020	277,500	27.97
CVR Energy, Inc.	02/07/2020	57,889	27.68
CVR Energy, Inc.	02/18/2020	57,444	27.95
CVR Energy, Inc.	03/04/2020	774,114	18.77
CVR Energy, Inc.	03/05/2020	1,000,000	18.91
CVR Energy, Inc.	03/06/2020	1,391,759	17.84
CVR Energy, Inc.	03/12/2020	946,735	8.35
CVR Energy, Inc.	03/13/2020	1,728,412	9.50
CVR Energy, Inc.	03/16/2020	1,000,000	9.90
CVR Energy, Inc.	03/17/2020	2,155,333	10.32
CVR Energy, Inc.	03/18/2020	839,400	10.42
CVR Energy, Inc.	03/19/2020	270,000	11.39
CVR Energy, Inc.	03/19/2020	372,000 (1)	2.38 (2)

(1)	Represents Shares to be acquired pursuant to a forward contract which expires on March 18, 2022.

(2)
Represents a forward price of $9.00 per Share, plus the amount per Share that CVI paid the counterparty to the forward contract upon entering into the contract. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, CVI paid a financing charge to the counterparty to the forward contract.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

On March 19, 2020, CVI entered into a forward contract providing for the purchase by CVI of an aggregate of 372,000 Shares at a forward price of $9.00 per share, for an aggregate forward price of approximately $3.3 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. CVI also paid the counterparty to the forward contract an aggregate amount of approximately $885 thousand upon entering into the contract.

 The forward contract provides for physical settlement, with CVI retaining the right to elect cash settlement. The forward contract does not give CVI direct or indirect voting, investment or dispositive control over the Shares to which the contract relates. The forward contract expires on March 18, 2022.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1 Joint Filing Agreement of the Reporting Persons (attached).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2020

CVR ENERGY, INC.

By: /s/ Tracy Jackson
Name: Tracy Jackson
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Delek US Holdings, Inc.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $.01 par value per share, of Delek US Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of March, 2020.

CVR ENERGY, INC.

By: /s/ Tracy Jackson
Name: Tracy Jackson
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Delek US Holdings, Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated below, the business address of each director and officer is c/o Icahn Enterprises L.P., 16690 Collins Avenue, Sunny Isles Beach, FL 33160. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

CVR ENERGY, INC.
Name	Position
Patricia A. Agnello	Director
Bob G. Alexander *	Director
SungHwan Cho	Director, Chairman of the Board
Jonathan Frates	Director
Hunter C. Gary	Director
David L. Lamp *	Director, President and Chief Executive Officer
Stephen Mongillo *	Director
James M. Strock *	Director
Matthew W. Bley *	Chief Accounting Officer and Corporate Controller
Melissa M. Buhrig *	Executive Vice President, General Counsel and Secretary
Tracy D. Jackson *	Executive Vice President and Chief Financial Officer
David Landreth *	Executive Vice President and Chief Commercial Officer
Mark A. Pytosh *	Executive Vice President, Corporate Services

* Business address is c/o CVR Energy, Inc., 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479.

IEP ENERGY LLC
Name	Position
IEP Energy Holding LLC	Sole Member

IEP ENERGY HOLDING LLC
Name	Position
American Entertainment Properties Corp.	Sole Member

AMERICAN ENTERTAINMENT PROPERTIES CORP.
Name	Position
SungHwan Cho	Director, Chief Financial Officer
Keith Cozza	Director, President
Craig Pettit	Vice President of Tax Administration
Peter Reck	Chief Accounting Officer

ICAHN BUILDING LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
Denise Barton	Director
SungHwan Cho	Director, Chief Financial Officer
Keith Cozza	Director, Chief Executive Officer
Alvin B. Krongard	Director
Michael Nevin	Director
Craig Pettit	Vice President of Tax Administration
Peter Reck	Chief Accounting Officer

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Rowella Asuncion-Gumabong	Vice President
Jordan Bleznick	Vice President/Taxes
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Edward E. Mattner	Authorized Signatory